April 4, 2008

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Phoenix Companies, Inc.
Additional Definitive Soliciting Materials filed on March 28, 2008
File No. 001-16517

Dear Mr. Duchovny:

On behalf of The Phoenix Companies, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 1, 2008 (the “Comment Letter”) relating to the above-referenced letter to the Company’s shareholders filed on March 28, 2008 (the “Shareholder Letter”).

For your convenience, the responses set forth below have been organized in the same manner in which the Staff’s Comment Letter was organized. Copies of this response letter are being filed simultaneously with the Commission.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Therefore:

•	Please confirm that in future soliciting materials you will characterize references to the dissidents’ agenda (third bullet point of your letter to security holders) and the dissidents’ failure to understand your business (fourth bullet point) as your opinion.

We hereby confirm that, to the extent that we couch future statements regarding the dissidents’ agenda being wrong or failing to understand our business in terms of a statement of fact, we will characterize such statements in terms of the Company’s belief.

•	Please provide us support for your statements regarding the magnitude of the expense cuts the dissidents “are demanding” (fifth bullet point).

The Company’s statements in the Shareholder Letter are based upon statements Oliver Press has consistently made in its soliciting materials, as well as in various conversations representatives of the Company have had with Oliver Press. For example, on page 5 of Oliver Press’ definitive proxy statement, Oliver Press indicated that “the Company should also take aggressive steps to deal with its cost structure which appears to [Oliver Press] to be out of step with comparable companies.” Furthermore, in the discussions that the Company’s officers and directors have directly had with Oliver Press over the past several months, Oliver Press has specifically indicated to such representatives that the Company has approximately $90 million of additional expenses that should be cut.

•	Please provide us support for your “fear” in connection with your estimation of the expense cuts referred to above (fifth bullet point).

Given that Oliver Press has both publicly and privately called for the “aggressive” cost reductions referred to in the bullet above, which response is hereby incorporated by reference, the Company fears that such aggressive cost-cutting would derail its strategic plans to continue to grow its business and invest in its strategic partnerships. An additional $90 million of expense reductions is equal to 35% of the Company’s 2007 operating expenses, excluding the Company’s Asset Management business, which it has publicly announced a plan to spin off this year. This is an extremely large percentage of corporate expenses, particularly given that the Company has already substantially reduced its costs, continues to establish, strategic partnerships with third parties (i.e. State Farm, National Life Group and Jefferson National) and has publicly announced its plans to invest and grow its Life & Annuity business. All of these initiatives require a commitment to invest in the business, and the magnitude of reductions demanded by Oliver Press calls into question the Company’s ability to deliver on its promises. “Aggressive” reductions may also affect the Company’s ratings, given that such aggressive reductions could lead to declines in sales and higher policy lapses brought about by an inability to invest in new products and reduced servicing capacity for its strategic partnerships.

The Company also fears the implications that Oliver Press’ statements may have on employee morale, and thus the ability of the Company to continue to sustain its business initiatives. The Company is in a sales and customer service related industry which is dependent on having a sufficient number of employees supported by reliable technology to sell and support the policies that the Company generates. The Company is concerned that expense cuts of this magnitude may negatively impact employee morale, given that they will fear that such cuts can only be achieved through extensive job and benefit reductions (Oliver Press has only indicated that previously earned benefits would not be reduced).

•	Please provide us support for your disclosure that “Oliver Press’ rhetoric is providing ammunition for our competitors” (eight bullet point).

We have had several conversations with our brokers and our wholesalers in which they directly relayed instances of our competitors seizing on Oliver Press’ statements to call into question our financial strength, in an attempt to question whether they or our policyholders should continue to do business with the Company.

2.	We note your characterization of the dissidents’ references to Ms. Young’s compensation “earned … over 27 years as designed to “make her pay look outsized.” Please confirm that all future references to Ms. Young’s compensation clearly delineate compensation earned by her as CEO and compensation earned prior to her appointment as CEO.

We respectfully submit to the Staff that the point we were trying to make with this statement is that pension and other retirement benefits were earned over the 27 years that Ms. Young has been at the Company. Nevertheless, we hereby confirm that, to the extent we issue future statements specifically referencing Ms. Young’s compensation that she earned as CEO as well as compensation she earned prior to her appointment as CEO, we will delineate between the two to the extent practicable.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call myself (at 212-455-2583) or Brian Gingold (at 212-455-2461) of Simpson Thacher & Bartlett LLP, if you wish to discuss the Company’s responses to the comment letter.

Very Truly Yours,

/s/ John G. Finley

John G. Finley

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